UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Modigene Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

 (Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182
(866) 644-7811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607826104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phillip Frost, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,693,332 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,693,332(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,693,332 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.26%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 4,426,666 shares of Common Stock and vested and exercisable warrants to purchase 266,666 shares of Common Stock held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary.   The Reporting Person is one of two limited partners of Frost Gamma Limited Partnership.  The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 607826104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frost Gamma Investments Trust IRS I.D. #46-0464745

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,693,332(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,693,332(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,693,332(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.26%

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 4,426,666 shares of Common Stock and vested and exercisable warrants to purchase 266,666 shares of Common Stock held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary.   Phillip Frost, M.D. is one of two limited partners of Frost Gamma Limited Partnership.  The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Phillip Frost, M.D. is also the sole shareholder of Frost-Nevada Corporation

Item 1.	Security and Issuer

This Schedule 13D is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, the “Reporting Persons”), with respect to common stock, $.00001 par value (the “Common Stock”) of Modigene Inc. (the “Company”). The Company’s principal executive offices are located at 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. Information regarding each of the Reporting Persons is set forth below.

Item 2.	Identity and Background

Dr. Frost’s principal occupation is Chairman and Chief Executive Officer of Opko Health, Inc., a Delaware corporation, focused on the commercialization and development of proprietary pharmaceuticals, therapeutic devices, drug delivery technology, diagnostic systems and instruments for the treatment and prevention of ophthalmic disease. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

The Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Dr. Frost is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of 4,426,666 shares of Common Stock and the warrants to purchase 266,666 shares of Common Stock from the Issuer was from the working capital of Gamma Trust.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes only. None of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Each of the Reporting Persons is the beneficial owner of 4,693,332 shares of the Common Stock of the Issuer. This amount represents (i) 4,426,666 shares of Common Stock held by the Gamma Trust and (ii) 266,666 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Gamma Trust. Each of the Reporting Persons is the beneficial owner of 13.26% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 35,121,893 shares of Common Stock outstanding as of June 20, 2007.

The securities discussed above are owned of record by the Gamma Trust. As the sole trustee of the Gamma Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trust. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, neither of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007	/s/ Phillip Frost, by Steven D. Rubin, attorney in fact pursuant to a power of attorney
Phillip Frost, M.D.

Dated: June 21, 2007	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, Trustee, by Steven D. Rubin, attorney in fact pursuant to a power of attorney
Phillip Frost, M.D. Trustee